Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces Privatization

NEW YORK, (MARKETWIRE) – May 20, 2016 – China Metro-Rural Holdings Limited (the “Company”) is pleased to announce its plan for going-private or privatization (“Privatization”).

“We believe there are many benefits to taking CNR private, which support the strategic goals and vision that we have for the future,” said CNR’s Chairman and Chief Executive Officer Sam Sio. “We have determined, after several years of trading in the U.S. capital markets, that the capital markets are not ideal for smaller Chinese companies, like ourselves, with lower trading volumes. Privatization continues to allow CNR to maintain the characteristics of a rural-urban migration redevelopment and agricultural logistics company. Further, as a private company, we can better focus on our long-term initiatives and growth in our Chinese markets without pressure from the investment community on focusing on short-term results. We understand there are both pros and cons for Privatization, but the pros outweigh the cons.”

“Further, we believe gaining administrative efficiencies and reducing expenses from not being a public company may help increase the value of our Company. As a private company, we may be in a better position to execute our strategic plan and strengthen our presence in China,” said Sam.

The Company intends to effectuate the Privatization through a merger with an indirect wholly-owned subsidiary. Holders of the Company’s ordinary shares—other than certain specified affiliates, other holders, and holders who properly perfect applicable dissenters’ rights—should expect to receive US$1.03 in cash, without interest.

Details concerning the Privatization will be provided in filings, including a Transaction Statement on Schedule 13E-3, to be made with the U.S. Securities and Exchange Commission.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward-looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited—Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com